UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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CHINA CHEMICAL CORP.
(Name of Subject Company (Issuer))
_____________

CHINA CHEMICAL CORP.
NEW SOURCE HOLDING CO., LTD.
CHCC ACQUISITION CO., INC.
LU FENG
LU LINGLIANG
LI BIN
YAN KAI
JIAN LI
ZHANG LIANGJUN
FENGZHEN ZHOU
CHEN HUI

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

169386109
(CUSIP Number of Class of Securities)

China Chemical Corp. 1, Electric Power Road Zhou Cun District Zibo, P.R. China +86 0533-6168699	Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Jian Li, Zhang Lianjun, Fengzhen Zhou and Chen Hui c/o China Chemical Corp. 1, Electric Power Road Zhou Cun District Zibo, P.R. China +86 0533-6168699
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,389,100	$1,075.99

*
Calculated solely for the purpose of determining the filing fee. The filing fee was determined based on  $9,389,100 (6,259,400 shares of common stock outstanding on October 12, 2011 that are not owned by New Source Holding Co., Ltd. and its affiliates multiplied by $1.50) (the “Total Consideration”).  The shares owned by New Source Holding Co., Ltd. and its affiliates that are not included in the foregoing calculation have been so excluded because they are being contributed to New Source Holding Co., Ltd. immediately prior to the consummation of the merger.

**
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 promulgated thereunder, the filing fee was determined by multiplying the Total Consideration by 0.00011460.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

This Amendment No.1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission on October 17, 2011, by: (1) China Chemical Corp., a Delaware corporation (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described therein, (2) New Source Holding Co., Ltd., a Delaware corporation (“NSH”), (3) CHCC Acquisition Co., Inc., a Delaware Corporation (the “Merger Sub”), and (4) Lu Feng, Lu Lingliang, Li Bin, Yan Kai, Jian Li, Zhang Lianjun, Fengzhen Zhou and Chen Hui, which are all individual residents of P.R. China.

The previously filed Schedule 13E-3 related to an Agreement and Plan of Merger dated as of October 12, 2011 (the “Merger Agreement”), by and among the Company, NSH and the Merger Sub. Pursuant to the Merger Agreement, the Merger Sub was expected to merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, (a) each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger was expected to be converted into the right to receive $1.50 in cash without interest, other than (i) the shares held in the treasury of the Merger Sub, otherwise owned by the Merger Sub or NSH or any of their respective subsidiaries, (ii) the shares which are subject to an agreement with certain stockholders (the “Contributing Parties”) and NSH described below, (iii) the shares which are subject to litigation in the matter of Zibo Jiazhou Chemical Co., Ltd. v. PAMCO Management, Ltd. (“PAMCO”) and Po Sun Liu (Case No.: (2011) Lushangchuzi No. 15), which shares will not be honored for payment until the litigation is concluded, or (iv) the shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law.

In connection with the execution of the Merger Agreement, dated as of October 12, 2011, NSH (with the Company’s consent) entered into an Support and Contribution Agreement ( the “Support and  Contribution Agreement”) with Lu Feng, Lu Linglang, Li Bin, Yan Kai, Yu Hong Tian, Lu Ning, Han Ying, Lu Tian Yu, Zhou Qing, Zhang Lian Fang, Lu Yang, Liu Heng Fang, Zhang Lian Jun, Wang Song, Li Zhi Bin, An Ming, Express Sky Limited, Bright Success Asia Pacific Limited, Able Profit International Limited and Eternal Success International Limited (collectively, the “Contributing Parties”), holders of collectively 23,755,600  shares of the Company’s common stock (approximately 79.15% of the outstanding shares of the Company’s common stock), pursuant to which, the Contributing Parties have agreed to contribute all of the shares of the Company held by them to NSH at the closing of the Merger.  In exchange for these contributions, NSH was expected to issue shares of NSH to these individuals.  Following the Merger, NSH was expected to own all of the common stock of the Company as the Company survives the Merger and the Contributing Parties would own collectively all of the stock of NSH.

As of December 23, 2011, in view of the ongoing litigation between the Company and PAMCO in the People’s Republic of China (the “PRC”), the Merger Agreement was terminated in accordance with Section 8.01 of the Merger Agreement by mutual consent of the parties thereto.  And as a result, the Support and Contribution Agreement was terminated in accordance with Section 5 of the Support and Contribution Agreement.

By filing the Amendment No.1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, the Company hereby withdraws the previously filed Schedule 13E-3.

Concurrently with the filing of the Amendment No.1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, the Company is filing a withdrawal of the preliminary proxy statement on Schedule 14A, previously filed on October 14, 2011 (the “Proxy Statement”), pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Company’s board of directors had planned to solicit proxies from stockholders of outstanding shares of common stock of the Company in connection with the Merger Agreement.

Exhibits:

The following exhibits are filed herewith:

1.1	Agreement for Termination of Agreement and Plan of Merger, dated as of December 23, 2011
1.2	Agreement for Termination of Support and Contribution Agreement, dated as of December 23, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CHEMICAL CORP.

	By:	/s/ Lu Feng

Name: Lu Feng, Chairman and Chief Executive Officer

Dated: December 23, 2011

NEW SOURCE HOLDING CO., LTD.

	By:	/s/ Lu Feng

Name: Lu Feng, President

Dated: December 23, 2011

CHCC ACQUISITION CO., INC.

	By:	/s/ Lu Feng

Name: Lu Feng, Chairman and Chief Executive Officer

Dated: December 23, 2011

LU FENG

	By:	/s/ Lu Feng

Dated: December 23, 2011

LU LINGLIANG

	By:	/s/ Lu Linliang

Dated: December 23, 2011

LI BIN

	By:	/s/ Li Bin

Dated: December 23, 2011

YAN KAI

	By:	/s/ Yan Kai

Dated: December 23, 2011

JIAN LI

	By:	/s/ Jian Li

Dated: December 23, 2011

ZHANG LIANJUN

	By:	/s/ Zhang Lianjun

Dated: December 23, 2011

FENGZHEN ZHOU

	By:	/s/ Feng Zhen Zhou

Dated: December 23, 2011

CHEN HUI

By:	/s/ Chen Hui

Exhibt 1

AGREEMENT FOR TERMINATION OF AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT FOR TERMINATION OF AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2011 (this “Agreement”), is by and among CHINA CHEMICAL CORP., a Delaware corporation (the “Company”), NEW SOURCE HOLDING CO., LTD., a Delaware corporation (“Parent”), and CHCC ACQUISITION CO., INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 12, 2011.

RECITALS

WHEREAS, the parties have entered into the Merger Agreement dated as of October 12, 2011, and now desired to terminate the Merger Agreement as set forth below:

AGREEMENT

NOW, THEREFORE, in view of the ongoing litigation between the Company and PAMCO Management Limited (“PAMCO”) in the People’s Republic of China (the “PRC”) and in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub, and the Company hereby agree as follows:

1.
The Merger Agreement is hereby terminated in accordance with Section 8.01 by mutual consent of the parties thereto. As a result, the Merger Agreement is void and there shall be no liability on the part of any party thereto or their respective affiliates or directors, officers, employees, agents or representatives of any of them, and all rights and obligations of each party thereto shall cease.

2.
No Expense Reimbursement Amount or Termination Fees are due and owing by the Company to Parent or Merger Sub, and none shall be paid. In addition, no Parent or Merger Sub Termination Fee or Expense Reimbursement Amount is due and owing to the Company and none shall be paid by Parent or Merger Sub.

3.	This Agreement shall be governed by, construed and enforced in accordance with, the Laws of the state of Delaware without regard to the conflict of laws principles thereof.

4.
If any part or any provision of this Agreement shall be finally determined to be invalid or unenforceable under applicable law by a court of competent jurisdiction, that part or provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of said provision or the remaining provisions of this Agreement.

5.	This Agreement may be modified only by a written document signed by the parties hereto.

6.
This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company, have caused this Agreement to be executed as of the date first written above by the respective individuals thereunto duly authorized.

COMPANY:
China Chemical Corp.

By:	/s/ Lu Feng

Name:	Lu Feng

Title:	Chief Executive Officer

PARENT:

New Source Holding Co., Ltd.

By:	/s/ LuFeng

Name:	Lu Feng

Title:	President

MERGER SUB:

CHCC Acquisition Co., Inc.

By:	/s/ Lu Feng

Name:	Lu Feng

Title:	Chief Executive Officer

Exhibit 2

AGREEMENT FOR TERMINATION OF

SUPPORT AND CONTRIBUTION AGREEMENT

THIS AGREEMENT FOR TERMINATION OF SUPPORT AND CONTRIBUTION AGREEMENT, dated as of December 23, 2011 (this “Agreement”), is by and among NEW SOURCE HOLDING CO., LTD, a Delaware corporation (“Parent”), CHCC ACQUISITION CO., INC., a Delaware corporation (“Merger Sub”), and each of the stockholders (the “Stockholders”) of CHINA CHEMICAL CORP., Inc. (the “Company”) listed on Schedule 1 to the Support and Contribution Agreement (the “Contribution Agreement”) dated as of October 12, 2011. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Contribution Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company have entered into the Agreement and Plan of Merger, dated as of October 12, 2011 (the “Merger Agreement”), and concurrently with the execution of the Merger Agreement, Parent, Merger Sub, and the Stockholders have entered into the Contribution Agreement of even date;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement for Termination of Agreement and Plan of Merger of even date herewith and attached hereto as Exhibit A to terminate the Merger Agreement;

WHEREAS, accordingly, all parties hereto desire to terminate the Contribution Agreement as set forth below:

AGREEMENT

NOW, THEREFORE, due to the termination of the Merger Agreement and in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub, and the Stockholders hereby agree as follows:

1.
The Support and Contribution Agreement is terminated in accordance with Section 5. As a result, the Support and Contribution Agreement is void and there shall be no liability on the part of any party thereto or their respective affiliates or directors, officers, employees, agents or representatives of any of them, and all rights and obligations of each party thereto shall cease.

2.
No Expense Reimbursement Amount or Termination Fees are due and owing by the Stockholders to Parent or Merger Sub, and none shall be paid. In addition, no Parent or Merger Sub Termination Fee or Expense Reimbursement Amount is due and owing to the Stockholders and none shall be paid by Parent or Merger Sub.

3.	This Agreement shall be governed by, construed and enforced in accordance with, the Laws of the state of Delaware without regard to the conflict of laws principles thereof.

4.
If any part or any provision of this Agreement shall be finally determined to be invalid or unenforceable under applicable law by a court of competent jurisdiction, that part or provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of said provision or the remaining provisions of this Agreement.

5.	This Agreement may be modified only by a written document signed by the parties hereto.

6.
This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub, and the Stockholders, have caused this Agreement to be executed as of the date first written above by the respective individuals thereunto duly authorized.

NEW SOURCE HOLDING CO., LTD.

By:	/s/ Lu Feng
Name: Lu Feng
Title: President

CHCC ACQUISITION CO., INC.

By:	/s/ Lu Feng
Name: Lu Feng
Title: Chief Executive Officer

STOCKHOLDERS:

/s/ Lu Feng
Lu Feng

/s/ Lu lingliang
Lu Lingliang

EXPRESS SKY LIMITED

By:	/s/ Wang Hui

BRIGHT SUCCESS ASIA PACIFIC LIMITED

By:	/s/ Wang Bing

ABLE PROFIT INTERNATIONAL LIMITED

By:	/s/ Yang Junxia

ETERNAL SUCCESS INTERNATIONAL LIMITED

By:	/s/ Wang Jian

/s/ Han Ying
Han Ying

/s/ Lu Yang
Lu Yang

/s/ Lu Ning
Lu Ning

/s/ Zhang Lian Fang
Zhang Lian Fang

/s/ Lu Tian Yu
Lu Tian Yu

/s/ Zhou Qing
Zhou Qing

/s/ Yan Kai
Yan Kai

/s/ Yu Hong Tian
Yu Hong Tian

/s/ Li Bin
Li Bin

/s/ Liu Heng Fang
Liu Heng Fang

/s/ Zhang Lian Jun
Zhang Lian Jun

/s/ Wang Song
Wang Song

/s/ Li Zhi Bin
Li Zhi Bin

/s/ An Ming
An Ming

Exhibit A

AGREEMENT FOR TERMINATION OF AGREEMENT AND PLAN OF MERGER

Please refer to Exhibit 1.1.